B2GOLD CORP.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

B2Gold Corp.
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC
V7X 1J1

1.2	Executive Officer

Roger Richer, Executive Vice President,
General Counsel and Secretary
Tel: (604) 681-8371
E-mail: rricher@b2gold.com

Item 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On January 31, 2013, B2Gold Corp. (“B2Gold”) and CGA Mining Limited (“CGA”) completed a business combination (the “Merger”) effected by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) under Part 5.1 of the Australian Corporations Act 2001. The Arrangement was approved by the shareholders of CGA on December 24, 2012 and received court approval on January 16, 2013.

The Merger was carried out pursuant to the terms and conditions contained in a merger implementation agreement (the “Merger Implementation Agreement”) dated September 18, 2012 between B2Gold and CGA and the Scheme of Arrangement, a copy of which has been filed under B2Gold’s profile on SEDAR at www.sedar.com. Pursuant to the terms of the Merger Implementation Agreement and the Scheme of Arrangement, CGA has become a wholly-owned subsidiary of B2Gold and all of the issued and outstanding ordinary shares of CGA were transferred to B2Gold in consideration for the issuance by B2Gold of 0.74 of a common share of B2Gold (the “Exchange Ratio”). Pursuant to the terms of the Merger Implementation Agreement, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options.

CGA is primarily focused on the Masbate Mine in the Phillipines. A more detailed description of the nature and business of CGA is contained in Schedule A to this business acquisition report.

Further particulars of the terms of the Merger may be found in CGA’s Scheme Booklet dated November 23, 2012, a copy of which is available under CGA’s profile on SEDAR at www.sedar.com, and the B2Gold management information circular dated November 19, 2012, a copy of which is available under B2Gold’s profile on SEDAR at www.sedar.com.

2.2	Date of Acquisition

January 31, 2013.

2.3	Consideration

Pursuant to the terms of the Merger Implementation Agreement, each issued and outstanding ordinary share of CGA was exchanged for 0.74 of a common share of B2Gold. B2Gold issued an aggregate of 250,039,641 common shares to the former CGA shareholders in connection with the Merger.

An additional 1,933,557 common shares of B2Gold were issued to former CGA optionholders upon cancellation of their stock options. The new B2Gold options will have the same terms as the CGA option for which it is exchanged, other than the exercise price and number of common shares underlying the options.

2.4	Effect of Financial Position

B2Gold presently has no plans for a material change in the business or affairs of CGA or B2Gold that may have a significant effect on the results of operations and financial position of B2Gold.

The effect of the Merger on B2Gold’s financial position is outlined in the pro forma consolidated statement of operations for the year ended December 31, 2011 and the pro forma financial statements as at September 30, 2012, attached hereto. The pro forma financial statements should be read in conjunction with B2Gold’s interim financial statements for the nine month period ended September 30, 2012 and audited consolidated financial statements for the fiscal year ended December 31, 2011.

2.5	Prior Valuations

BDO Corporate Finance (WA) Pty Ltd (“BDO”) acted as independent expert to CGA and provided to the board of directors of CGA their independent expert’s report, dated November 5, 2012, that the Merger was in the best interests of the CGA shareholders, from a financial point of view. The independent expert report of BDO is attached as Annexure “A” to the Scheme Booklet of CGA dated November 23, 2012, which Annexure “A” may be viewed under CGA’s profile on SEDAR at www.sedar.com.

2

2.6	Parties to Transaction

No informed person, associate or affiliate of B2Gold was a party to the acquisition.

2.7	Date of Report

April 12, 2013.

Item 3	FINANCIAL STATEMENTS

The audited consolidated financial statements of CGA for the fiscal year ended June 30, 2012 together with auditor’s report thereon are incorporated by reference into this business acquisition report and available under CGA’s profile on SEDAR at www.sedar.com.

The unaudited interim consolidated statement of operations and balance sheet of CGA for the period ended September 30, 2012 are incorporated by reference into this business acquisition report and available under CGA’s profile on SEDAR at www.sedar.com.

The pro forma consolidated balance sheet of B2Gold as at September 30, 2012 and the unaudited pro forma consolidated statement of operations of B2Gold for the year ended December 31, 2011.

B2Gold has not requested or obtained the consent of PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, Canada to incorporate by reference its auditors’ report dated March 28, 2012.

3

Schedule A

DESCRIPTION OF THE BUSINESS

CGA is primarily focused on the Masbate Mine which is now the largest operating gold project in the Philippines. The objective of CGA, having now developed and successfully operated the Masbate Mine in the Philippines, is to further grow the reserve and resource base of the Company, capitalising on its existing assets in the Philippines and pursuing further growth opportunities to enhance shareholder value. CGA holds a 100% interest in the Masbate Mine in the Philippines.

The Masbate Mine

Certain portions of the following information have been derived from and are based on the assumptions, qualifications and procedures set out in the June 20, 2012 Technical Report entitled “NI43-101 Technical Report Masbate Gold Project Republic of the Philippines” (the “Masbate Technical Report”) prepared by Andrew James Vigar of Mining Associates Pty Ltd, Stephen T. Jones of Golder Associates Pty Ltd and Mark B. Turner of CGA Mining Limited. All authors are qualified persons as defined under National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The Masbate Technical Report has been filed on the Company’s SEDAR profile supporting the mineral resource and mineral reserve statement made for the Masbate Mine.

Project Description and Location

The Masbate Mine is located near the northern tip of the island of Masbate, 360 kilometres south-east of the country’s capital of Manila. The Company indirectly owns the Masbate Mine through its 100% ownership of Philippine Gold Ltd., 40% of Filminera Resources Corporation (“FRC”) and 100% of Philippine Gold Processing & Refining Corporation (“PGPRC”). The remaining 60% of FRC is owned by a Philippine registered company, Zoom Mineral Holdings Inc. (“Zoom”), in which the Company has a 40% interest. The Company also holds an option to acquire the remaining 60% of Zoom, and in accordance with Philippine law, determine a new Philippine holder of the interest.

FRC holds the mineral tenements that include the Masbate Mine gold deposit. The mining claims and applications cover an area of approximately 10,807 hectares. The Company also holds an interest, through Vicar Mining Corporation, in the highly prospective Pajo MPSA, immediately to the north of the Colorado Pit which covers an area of 786 hectares. PGPRC, which is indirectly wholly-owned by the Company, has developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing ore from FRC whilst maintaining joint financial and legal liability for the social and environmental obligations under Philippine law.

CGA has obtained an Environmental Compliance Certificate (“ECC”) 9804-003-120C for the Masbate Mine, pursuant to which it carries out an Environmental Protection and Enhancement Program for the life of the mine. This program is approved by the Department of Environment and Natural Resources (the “DENR”), and is required to be updated annually. The Masbate Mine remains in compliance with all material environmental laws and regulations. During 2012, CGA continued to monitor activities in association with the DENR biannual site reviews by the multipartite monitoring team and internal environmental monitoring to measure compliance with the statutory requirements.

FRC has obtained and maintained the key agreements, permits, licences and certificates for its mining operations. These include the MPSA 095-97-V and the ECC referenced above. Other appropriate permits have been obtained and maintained relating to operations. Some of the key permits are as follows:

  Mining covenants pertaining directly to the day to day mining operation. They include the MPSA’s of the claims, mineral processing permit, explosive storage and handling permits, and safety permits.
  Ore Transport and Export Permits and Commodity Clearance to allow for the transport of the gold dore out of the Philippines.
  Electrical and mechanical permits.

  Additional environmental permits including, a waste water discharge permit to discharge waste water into the tailings impounding facility and various facility pollution permits, including the power plant emissions permit.
  Administrative permits cover areas such as the hospital, aerodrome, port, mayor’s/business permit and radio transmissions. An important item is the right to water from the Guinobatan, Lanang and Bangon rivers.
  Real estate permits cover right-of-way agreements with local parties.

The Philippines is a highly regulated environment and there are a significant number of permits required. These permits are issued for varying periods and need to be regularly renewed. Although we have a dedicated permitting team that constantly monitors progress, we are also reliant on the various regulatory bodies issuing the required permits.

Access, Climate, Local Resources, Infrastructure and Physiography

The Masbate Mine lies within the municipality of Aroroy, Masbate Province, in the Philippines. The project can be accessed by a commercial airline service which flies daily to Masbate City (population of approximately 85,000) and a 70 kilometre drive on a partially sealed road to the project site. Alternate access to the site from Masbate City is via a one hour boat ride. The site is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

The climate is tropical with a wet season and a hot, dry season. The wet season commences during June and lasts until February. Typhoons are frequent and commonly associated with heavy rainfall. Even during the dry season, the area experiences occasional typhoons. Average temperatures range from 28°C to 33°C during the wet season and 30°C to 35°C during the dry season.

Limited resources and facilities are available in the nearby town of Aroroy and in Masbate City. Technical services and items of significance are available in either Cebu or Manila. The Company recruits skilled and semi-skilled labourers from the areas local to the Masbate Mine for its work force. A digital satellite communications package provides phone, email and facsimile coverage to the mine site. Mobile telephone coverage is available throughout the majority of the mining and exploration areas. A multi-channel radio network is utilised for operations communication within the mine and process plant. The project area is well serviced by existing infrastructure. A 300 person camp is provided together with a staff housing compound for staff employees, with additional temporary/construction housing available locally for non-staff personnel. Water for processing and fresh drinking water is provided from the existing dam on the Guinobatan River and bores proximal to the dam. There is a port and an airstrip at the site and unsealed roads link the deposit to the provincial capital of Masbate City.

History

In 1936, the Masbate Consolidated Mining Company was formed, incorporating several of the smaller mines at the project. The company operated until 1941 but mining ceased during the war. There was no significant renewal of mining activity until 1979 when Atlas Consolidated Mining and Development Corporation (“Atlas”) formed Masbate Gold Operations (“MGO”), constructed a mill and associated infrastructure and commenced open pit and, later, underground mining. Atlas mined the Masbate gold deposit between April 1980 and 1994.

In 1995, London Fiduciary Trust PLC, later renamed Philippine Gold PLC (“PGO”) agreed with Atlas to purchase 100 % of MGO. The MGO claims and assets were then transferred to FRC. During 1997 and 1998, FRC conducted an extensive programme of diamond and reverse-circulation drilling with the intention of upgrading the project’s gold resources to comply with the JORC Code standard for the reporting of ore resources and reserves and to complete a bankable feasibility study. FRC completed its first in-house feasibility study in December 1997. During 1999 and 2000 a series of corporate transactions saw the eventual acquisition of PGO by Thistle Mining, Inc. (“Thistle”). Late in 2000, PGO commenced a phase of development activities to increase the then current resource and reserve base of the project and to finalise a bankable feasibility study. On March 19, 2007, CGA acquired 100% of Thistle’s interest in the Masbate Mine. On January 31, 2013, the Company acquired 100% of CGA’s interest in the Masbate Mine.

Geological Setting

The Philippine Archipelago forms part of the Western Circum-Pacific Rim, an island arc system lying at the junction of three crustal plates. It is a complex agglomeration of discrete terranes, ophiolitic slabs of oceanic origin and continental margin fragments, brought together by strike-slip fault displacement and by convergence and interaction of oceanic plates since late Mesozoic time (150 million years ago). All the major deposits in the Philippines are found along mobile orogenic belts, commonly in clusters and are predominantly the products of epithermal mineralization associated with episodic magmatism and intrusive rock emplacement, either into breccia or shear structures or in the form of porphyry deposits. The mineralizing events have been dated from early Cretaceous (110 million years ago) to Miocene (20 million years ago).

The oldest rock units recognized in Masbate Island are the pre-Cretaceous Mt. Manapao Basalt and the Boracay formation, which represent deep marine volcanic flows and the corresponding pelagic capping of an ophiolitic basement, respectively. The Late Eocene-Oligocene Mandaon formation unconformably overlies this ophiolitic sequence and is intruded by the Middle Oligocene Aroroy Diorite. These rock units are, in turn, overlain by volcanic and clastic sequences of the Late Oligocene to Early Middle Miocene Sambulawan formation.

Exploration

During 2009, the results of the 996.8 kilometre line helicopter geophysical survey (magnetics and radiometrics) of the Masbate exploration tenements were received. In May 2009, additional processing, modelling and interpretation of the survey data was also undertaken. The processing and modelling results show that the known Masbate mineralization (Main Vein, Colorado etc.) has a direct radiometric (potassium) and magnetic response. Using this signature a large 4 kilometre strike length potassium anomaly and associated magnetic vein response at Pinanaan, east of Main Vein was defined and showed potential for additional gold mineralization. In the south of the tenement additional targets occur at Bart AG, Balete, and David Sun. Magnetic inversion models also inferred a porphyry centre in the east of the Masbate tenement, in an area where previous small scale copper mining has taken place, and represent a possible porphyry copper style exploration target.

Exploration continued during 2012 and was concentrated on the following areas:

  upgrading of inferred resources;
  resource infill drilling;
  resource drilling at Pajo Hill;
  close to mine targets outside current resources;
  grass roots regional exploration including surface mapping, stream sediment sampling, and rock chip sampling; and
  an IP survey over a Cu-Au porphyry target at Baleno.

The exploration has been targeting both inferred extensions of the ore bodies and close to mine targets outside the current resource envelope. The results to date are considered to be very encouraging in that relatively wide intervals of mineralization have been encountered in areas outside the current indicated resource envelope.

Mineralization

Gold mineralization at the Masbate Mine is hosted by quartz and quartz-calcite veining. Quartz veining is developed in all of the lithologies described above. Individual mineralized veins can be traced up to three kilometres; the known system extends over a strike of more than 10 kilometres from Balete in the south to Pajo in the north. The more significant vein networks vary in width from 1 metre up to 20 metres. At Main Vein, where different structural orientations intersect, a broad zone of alteration or brecciation often occurs resulting in mineralized zones up to 75 metres wide. Mineralized vein networks extend to a depth of at least 300 metres below the topographic surface. In most instances the total depth of mineralization has yet to be established.

Drill hole logging and field mapping show a complex evolution of veining with multiple episodes of vein opening that changes over time from quartz and chalcedonic quartz dominant veins to calcite dominant veins. Textural evidence indicates high fluid was present in the mineralizing system at times during its evolution. Gold is introduced in several stages: in early greyish, sulphide rich quartz, as well as in later sulphide poor chalcedony and calcite veining. Un-deformed mineralized quartz veining is uncommon at the Masbate Mine. Typically quartz reefs are strongly overprinted by cataclastic deformation and alteration within fault zones. Quartz veins predominantly strike NW-SE and that plus textural information indicate that the fault zones now observed at the Masbate Mine represent renewed brittle deformation of earlier structures that hosted mineralization.

Gold (more correctly, electrum) is typically observed as less than 10 micron inclusions within pyrite or goethite, at the margins of pyrite and other sulphide phases, or more rarely, as free particles up to 500 micron in size. Analysis of residual gold in tailings suggests a small amount of gold at Masbate is present within silicate minerals.

Drilling

FRC was granted a 52.3 square kilometre exploration permit in 2010. The permit is contiguous to the tenements currently being exploited by the Masbate Mine. During 2012, a total of 397 holes totalling 79,722 metres of diamond core and reverse circulation drilling were completed. A total of 15 different targets were drilled in the 2012 program and the results from 2,754 holes including 42 trenches were used for the mineral resource update including results from 605 new holes since the last model update in 2011.

Regional mapping and sampling was conducted over an area of 47 square kilometres, with over 2,000 stream samples and 1,254 rock chip samples taken. A geophysical IP survey was also conducted in the Baleno district over a three square kilometre area.

High grade gold mineralization was intersected in January 2013 on the Montana North vein located 200 metres northwest of the current resource. Drillhole MONRC021 intersected 9.0 metres true width grading 24.43 g/t gold. The vein is open to the northwest and plans are underway to step-out drill this new high grade target.

Sampling and Analysis

During 2012, 141,533 grade control samples were collected and submitted for analysis. Grade control programmes throughout the period were conducted by dedicated reverse circulation (“RC”) drill rigs and within the mining cycle, standardised to a consistent 6 metre x 12 metre drill pattern spacing and 10 metre vertical depth. Grade control drill samples are collected at 1 metre down hole intervals using a rig mounted, Metzke cone splitter. Grade control samples are analysed onsite at a purpose built laboratory operated by SGS Philippines Incorporated (“SGS”) since April 2009. Samples are dried, crushed to 75% passing 2 millimetres, split to one kilogram and pulverized to 85% passing 75 micrometre. Determination of gold content is then done using fire assay of a 50 gram charge with an atomic absorption spectroscopy (AAS) finish. The stated detection limit is 0.01 g/t gold.

Assay performance was monitored by the use of Certified Reference Material (“CRM”) and blank material inserted as part of regular grade control sample submissions. In addition, the onsite laboratory regularly reports the results of independent SGS Quality Assurance/Quality Control (“QA/QC”) protocols. A small number of grade control samples were dispatched to McPhar Laboratories in Manila during a period where sample volumes exceeded the processing capacity of the onsite laboratory.

During 2012, 46,579 RC, 29,028 diamond core, 1,627 rock chip, and 2,788 stream sediment exploration samples were collected and submitted for analysis. Exploration drilling programmes through the period were conducted by multi-purpose RC/coring drill rigs and primarily in-filled and extended results from previous campaigns of historically mined deposits. Holes varied in length up to a maximum of 251 metres RC and 1036 metres HQ core. Rock chip and stream sediment samples were taken during the course of a regional mapping and sampling program carried out by contractors Geological & Technical Services (“GTS”). Samples were taken following documented protocols developed jointly by FRC and GTS. Exploration drill samples were collected at one metre intervals. Two of the rigs were equipped with automatic cone splitters that produce a three kilogram sample, for the remainder of the rigs whole samples were collected from the rig cyclone in plastic bags and a subsequent three kilogram split was taken using a Jones riffle splitter. Wet sample intervals were dried before splitting. Representative drill cuttings were washed, geologically logged and retained for future reference.

Assay performance was monitored by the use of CRM, blank material and duplicate samples inserted as part of regular exploration sample submissions. In addition, both the Intertek McPhar and SGS Laboratories’ regularly report the results of independent QA/QC protocols.

Security of Samples

All samples that were sent to McPhar Laboratories in Manila were placed inside large polyethylene bags properly labelled, weighed and inspected by independent regulatory officials onsite before shipment. Sample dispatches were transported to Manila in sealed containers to avoid chances of tampering.

Samples sent to SGS Tianjin from the mobile sample preparation unit on site are packed into labelled cardboard cartons. After inspection by independent regulatory officials’ onsite, the cartons are sealed with tamper proof seals and shipped by road and air to their final destination.

Grade control samples are delivered to the onsite SGS laboratory located within the high security processing plant area with restricted access. Transport of samples from the field to the laboratory is completed by authorised personnel only and all security procedures are followed when these samples are in transit.

Mineral Reserves and Mineral Resources

Mineral reserves for the Masbate Mine are as at December 31, 2012. The proven and probable mineral reserves for the Masbate Mine as at December 31, 2012 are 113.48 million tonnes at a grade of 0.82 g/t gold for 2.999 million ounces of contained gold. Proven and probable reserves are based on the 2011 CGA block model and reported within existing 2011 design pits. Remaining mineral reserves within the existing design pits are tabulated based on end of December 2012 topographic surfaces. Mineral reserves are tabulated using the same cost factors, mining dilution, recovery factors and cut-off grade ranges as those used for the October 2011 reporting period. The Company intends to update the design pits using the new 2013 mineral resource block model and report new mineral reserves in mid-2013 using updated costs, recovery information and cut-off grade data.

The proven and probable mineral reserve estimate is based on a gold price of US$1,300 per ounce and also includes a mining dilution of 5% and a mining recovery allowance of 97.5%. The reserves will be sourced from 5 major independent pits and a number of smaller surrounding pits. Mineral reserves are reported above a series of variable cut-off grades ranging from 0.36 g/t to 0.43 g/t gold.

Stockpile ore balances are derived from truck volume movements to individual stockpiles with grade estimated according to industry accepted practices including RC grade control sampling, fire assay and grade estimation into ore control blocks. Active stockpiles are surveyed on a monthly basis and stockpile volumes estimated using digital surface models. A 20% swell factor is assumed within stockpiles to convert in-situ ore specific gravity values to stockpile values.

Proven and Probable Reserves as of December 31, 2012 1,2,3,4,5,6,7

Vein Structure	Tonnes	Au g/t	Ounces Au	Kg Au
Main Vein	51,976,000	0.92	1,536,600	47,600
Colorado	40,010,000	0.77	983,100	30,700
HMB-East	5,446,000	0.87	151,200	4,700
HMB-West	1,201,000	1.40	54,300	1,700
Syndicate	592,000	1.00	19,000	600
Stockpile	14,258,000	0.56	255,200	8000
TOTAL	113,483,000	0.82	2,999,400	93,300

Notes:

(1)	Gold Price = USD $1,300 per ounce.
(2)	Mining dilution of 5 % applied at a grade of 0.17 g.t gold.
(3)	Mining recovery = 97.5%
(4)	Cut-off Grades: Oxide = 0.36 g/t, transitional = 0.39 g/t and fresh rock = 0.43 g/t gold.

(5)	Metallurgic Recovery Data used: oxide = 88%, transitional =82% and fresh rock = 74%
(6)	Mineral reserves are inclusive of mineral resources.
(7)	Mineral reserve numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Mining Associates Limited (“MA”) was commissioned in August 2012 to prepare an update on MA’s October 2011 NI 43-101 mineral resource estimate for the Masbate Mine. The update was to be based on additional drilling within the deposit over the previous year and to include advances in the understanding of the controls on mineralization and gold distribution. The update was to meet current operational requirements and to be reconciled to actual production. The report uses drill data as at August 28, 2012 and mined surfaces as at August 31, 2012, giving it an effective date of August 31, 2012. Mineral resources are reported as global mineral resources not constrained by whittle pit shells so a direct comparison can be made to the previous publically reported CGA mineral resource disclosure. The Company is in the process of running whittle pits on the new 2013 block model and will disclose a new mineral reserve estimate constrained within design pits later in 2013.

The updated mineral resource estimate completed in February 2013 is based on a geologic model developed on cross sections and incorporated into a three dimensional block model. A total of 2,754 drill holes (including 42 trenches) were used including an additional 605 drill holes completed since the last 2011 block model update. A total of 30,686 in-pit grade control samples were also used for the grade estimate update. Individual assays were variably capped by domain and data type, veins were generally capped at 12 g/t gold and lower grade peripheral “halo” mineralization was capped at 5.9 g/t gold.

Grade estimation into blocks was completed using ordinary kriging using a maximum of 24 samples, minimum of five and maximum of four composites per drill hole. Measured resources are reported within 12 metres of grade control drill samples, indicated resources used a kriging slope value of 0.55 and less than 50 metres to the nearest drill hole. Inferred resources are classified as those blocks estimated with two drill holes within 200 metres and limited to 100 metres vertically from a drill hole.

Stockpile resources were tabulated by onsite personnel at the Masbate Mine and confirmed by MA. All stockpile resources are classified as measured except for COL SB4 which was classified as indicated. High grade stockpile material has an average grade greater than 0.70 g/t gold whereas low grade (LG) stockpile material refers to material with an average grade between 0.40 g/t and 0.70 g/t gold. Ore stockpile balances are derived from mining truck movements to individual stockpiles, with grade estimated via industry standard grade control methods (RC drill sampling, FAA assay, conditional simulation of in situ material collated in mineable ore blocks). Specific gravity of in situ material has been estimated from drill core samples collected from resource drilling, with periodic sampling of rock samples collected during mining. Specific gravity of ore material varies from 2.37 to 2.55 with measurements completed using the water displacement method with a waxed rock sample. A 20% swell factor is assumed to convert in situ specific gravity values to stockpile values.

Measured and Indicated Resources as of December 31, 20121,2,3,4

Vein Structure	Tonnes	g/t Au	Ounces Au	Kg Au
Colorado	41,299,000	0.86	1,139,000	35,500
Main Vein	113,205,000	0.92	3,354,100	104,300
HMB	16,191,000	0.93	482,000	15,000
Montana	2,843,000	1.43	130,900	4,100
Old Lady	8,038,000	0.82	211,200	6,600
Pajo	6,664,000	0.77	164,000	5,100
HG Stockpile	344,000	0.88	9,700	300
LG Stockpile	13,914,000	0.55	246,000	7,700
TOTAL	202,499,000	0.88	5,737,900	178,500

Notes:

(1)	Measured and indicated mineral resources are based on the new B2Gold 2013 Block model.
(2)	Measured and indicated mineral resources are reported above a cut-off grade of 0.36 g/t gold.
(3)	Mineral resources are not constrained by a pit shell.
(4)	Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Inferred Mineral Resources as of December 31, 20121,2,3,4,5,6

Vein Structure	Tonnes	g/t Au	Ounces Au	Kg Au
Main Vein	47,178,000	0.68	1,035,500	32,200
Colorado	8,774,000	0.70	196,900	6,100
HMB	6,410,000	0.70	144,600	4,500
Montana	1,943,000	0.93	57,800	1,800
Old Lady	3,094,000	0.59	59,000	1,800
Pajo	4,919,000	0.66	104,700	3,300
TOTAL	72,318,000	0.69	1,598,500	49,700

Notes:

(1)	Inferred mineral resources are based on the new B2Gold 2013 Block model.
(2)	Inferred mineral resources are reported above a cut-off grade of 0.36 g/t gold.
(3)	Inferred mineral resources are not constrained by a pit shell.
(4)	Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability.
(5)

Due to the uncertainty that may be attached to inferred mineral resources it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource category as a result of ongoing exploration.

(6)	Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Mining Operations and Production

The Masbate Mine is an open pit mine with the first gold pour being made on May 12, 2009. Commercial production at the Masbate Mine commenced on July 1, 2009. The Masbate Mine is projected to produce up to 200,000 ounces of gold annually over the current mine life of 15 years with the potential to extend beyond current projections given the significant exploration upside.

The ore is processed through a standard carbon in pulp cyanide leach circuit. The plant consists of a single toggle jaw crusher, a 6 megawatt SAG Mill and two 3.6 megawatt ball mills. Tailings are disposed of in an engineered dam two kilometres from the processing plant. Gold is produced in dore bars and shipped to a refinery for sales.

Production for the 12 months ended December 31, 2012 was 10,085,300 cubic metres total material (12,639,300 tonnes total low grade and high grade), with 6,656,717 tonnes milled producing 194,466 ounces of gold. Cash operating costs (before taxes) for the 12 months ended December 31, 2012 were approximately US$800 per ounce. Following the successful commissioning of the secondary crushing circuit a further optimisation study was commenced to further determine alternatives to the expansion plan that would utilise existing crushing and grinding equipment. The Company is in the process of evaluating the various alternatives for expansion, including additional metallurgical testing and mineral reserve and resource updates.

Schedule B

B2GOLD CORP.
PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited)
As at September 30, 2012
(Expressed in thousands of United States dollars)

	As	As	Pro		Pro
	Reported	Reported	Forma		Forma
	B2Gold	CGA	Adjustments	Notes	Consolidated
Assets
Current
Cash & cash equivalents	$73,157	$77,170	$(19,400)	4(a)	$121,927
			(9,000)	4(g)
Restricted cash	-	-	9,000	4(g)	9,000
Accounts receivable/prepaids	8,619	8,817	-		17,436
Current value-added & other tax receivables	18,288	-	-		18,288
Inventories	32,529	29,889	29,156	4(c)	91,574
Other	218	-	-		218
	132,811	115,876	9,756		258,443

Available-for-sale investments	3,441	3,481	-		6,922
Investment in associates	-	91,391	18,104	4(d)	109,495
Mining interests	503,101	189,411	35,538	4(e)	728,050
Intangible assets	-	35,538	(35,538)	4(e)	-
Value-added tax	-	22,200	-		22,200
Other assets	1,334	825	-		2,159
Unallocated purchase price	-	-	606,177	4(b)	606,177
	$640,687	$458,722	$634,037		$1,733,446
Liabilities
Current
Accounts payable & accrued liabilities	$17,427	$16,779	$-		$34,206
Current taxes payable	7,189	1,027	-		8,216
Current debt	-	19,013	-		19,013
Current derivative liabilities	-	45,637	-		45,637
Current mine restoration provisions	1,237	-	-		1,237
Other	72	858	-		930
	25,925	83,314	-		109,239

Debt	-	26,485	-		26,485
Derivative liabilities	-	10,835	-		10,835
Deferred income taxes	33,533	5,407	-		38,940
Mine restoration provisions	24,350	1,064	-		25,414
Other liabilities	4,876	184	-		5,060
	88,684	127,289	-		215,973
Shareholders’ Equity
Share capital	466,745	305,171	984,870	4(b)	1,451,615
			(305,171)	4(b)
Contributed surplus	32,254	6,323	(6,323)	4(b)	32,254
Accumulated comprehensive loss	(5,398)	(45,637)	45,637	4(b)	(5,398)
Retained earnings	54,590	65,576	(65,576)	4(b)	35,190
			(19,400)	4(a)
Non-controlling interest	3,812	-	-		3,812
	552,003	331,433	634,037		1,517,473
	$640,687	$458,722	$634,037		$1,733,446

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
For the nine month period ended September 30, 2012
(Expressed in thousands of United States dollars except share and per share amounts)

	As		Pro		Pro
	Reported	CGA	Forma		Forma
	B2Gold	Adjusted	Adjustments	Notes	Consolidated
		(Note 6(a))

Revenue	$188,268	$189,051	$-		$377,319

Cost of sales
Production costs	(66,998)	(120,323)	-		(187,321)
Depreciation & depletion	(22,309)	(16,653)	-	3	(38,962)
Royalties & production taxes	(6,137)	-	-		(6,137)
	(95,444)	(136,976)	-		(232,420)
Gross profit	92,824	52,075	-		144,899

General & administrative	(13,092)	(2,497)	(3,955)	4(h)	(19,544)
Share-based payments	(13,754)	-	-		(13,754)
SAG Mill expenses	-	(3,350)			(3,350)
Accretion of mine restoration provisions	(1,334)	-	-		(1,334)
Foreign exchange gains (losses)	148	(754)	-		(606)
Other	(2,790)	(8,580)	3,955	4(h)	(7,415)
Operating income	62,002	36,894	-		98,896

Impairment of investment	-	(6,870)	-		(6,870)
Share of loss of associates	-	(2,167)	-		(2,167)
Interest & financing costs	(130)	(3,211)	-		(3,341)
Community relations	(3,229)	-	-		(3,229)
Derivative gains (losses)		(150)	-		(150)
Other	(62)	-	-		(62)
Income before taxes	58,581	24,496	-		83,077

Income & other taxes	(10,727)	-	-		(10,727)
Deferred income taxes
(expense) benefit	(6,895)	138	-		(6,757)
Net income for the period	$40,959	$24,634	$-		$65,593

Earnings per share
Basic	$0.11				$0.10
Diluted	$0.10				$0.10

Weighted average number of shares outstanding
Basic	383,057			5	635,030
Diluted	390,387			5	642,360

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)
For the twelve month period ended December 31, 2011
(Expressed in thousands of United States dollars except share and per share amounts)

	As		Pro		Pro
	Reported	CGA	Forma		Forma
	B2Gold	Adjusted	Adjustments	Notes	Consolidated
		(Note 6(b))

Revenue	$225,352	$175,225	$-		$400,577

Cost of sales
Production costs	(75,229)	(122,891)	-		(198,120)
Depreciation & depletion	(26,175)	(13,576)	-	3	(39,751)
Royalties & production
taxes	(12,229)	-	-		(12,229)
Other	(692)	-	-		(692)
	(114,325)	(136,467)	-		(250,792)
Gross profit	111,027	38,758	-		149,785

General & administrative	(16,635)	(2,957)	(4,376)	4 (i)	(23,968)
Share-based payments	(6,190)	(1,381)	-		(7,571)
SAG Mill expenses	-	(2,863)	-		(2,863)
Accretion of mine
restoration provisions	(1,267)	-	-		(1,267)
Foreign exchange gains
(losses)	(114)	(245)	-		(359)
Other	(1,127)	(4,466)	4,376	4 (i)	(1,217)
Operating income	85,694	26,846	-		112,540

Share of loss of associates	-	(4,735)	-		(4,735)
Interest & financing costs	(611)	(4,448)	-		(5,059)
Community relations	(4,042)	-	-		(4,042)
Derivative losses	-	(305)	-		(305)
Other	(532)	-	-		(532)
Income (loss) before taxes	80,509	17,358	-		97,867

Income & other taxes	(6,292)	-	-		(6,292)
Deferred income taxes	(17,917)	(303)	-		(18,220)
Net income (loss) for the period	$56,300	$17,055	$-		$73,355

Earnings per share
Basic	$0.17				$0.12
Diluted	$0.16				$0.12

Weighted average number
of shares outstanding
Basic	338,541			5	590,514
Diluted	344,812			5	596,785

The accompanying notes form an integral part of these unaudited pro forma consolidated financial statements.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
September 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of B2Gold Corp. (“B2Gold”) as at September 30, 2012 and unaudited pro forma consolidated statements of operations for the nine month period ended September 30, 2012 and the twelve month period ended December 31, 2011 have been prepared by the management of B2Gold in accordance with International Financial Reporting Standards (“IFRS”) in connection with the Business Acquisition Report being filed by B2Gold as required under National Instrument 51-102 of the Canadian Securities Administrators. On September 18, 2012, B2Gold and CGA Mining Limited (“CGA”) entered into a merger implementation agreement (“Merger Agreement”), which is more fully described in Note 3, subject to shareholder, Court and regulatory approvals, for B2Gold to acquire all of the issued and outstanding securities of CGA under a scheme of arrangement in accordance with Australian law. The necessary approvals were obtained and the transaction completed on January 31, 2013, resulting in the acquisition of CGA by B2Gold.

The unaudited pro forma consolidated balance sheet has been prepared as if the business combination described in Note 3 had occurred on September 30, 2012 using the unaudited consolidated balance sheet of B2Gold as at September 30, 2012 and the unaudited consolidated balance sheet of CGA as at September 30, 2012.

The unaudited pro forma consolidated statement of operations for the nine month period ended September 30, 2012 has been prepared as if the business combination described in Note 3 occurred on January 1, 2011 using the unaudited consolidated statement of operations of B2Gold for the nine months ended September 30, 2012 and the unaudited constructed consolidated statement of operations of CGA for the nine month period ended September 30, 2012 (Note 6(a)).

The unaudited pro forma consolidated statement of operations for the twelve month period ended December 31, 2011 has been prepared as if the business combination described in Note 3 occurred on January 1, 2011 using the audited consolidated statement of operations of B2Gold for the year ended December 31, 2011 and the unaudited constructed consolidated statement of operations of CGA for the twelve month period ended December 31, 2011 (Note 6(b)).

The unaudited pro forma consolidated statements of operations of CGA used in the pro forma statements were constructed for the sole purpose of the pro forma statements and do not conform with the financial statements for the business included elsewhere in CGA’s public disclosure record.

It is management’s opinion that these unaudited pro forma consolidated financial statements present in all material respects, the transactions, assumptions and adjustments described in Notes 3 and 4, in accordance with IFRS. Actual amounts recorded upon consummation of the transaction will likely differ from those recorded in these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from these unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated statements of operations are not necessarily indicative of the results of operations that may be obtained in the future.

These unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of B2Gold and CGA.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma consolidated financial statements are those as set out in B2Gold’s audited consolidated financial statements for the year ended December 31, 2011. In preparing the unaudited pro forma consolidated financial information, a review was undertaken to identify CGA accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of CGA are believed to conform in all material respects to those of B2Gold.

Certain elements of CGA’s consolidated financial statements have been reclassified to provide a consistent classification format.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
September 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

3.	BUSINESS COMBINATION

On September 18, 2012, B2Gold and CGA entered into the Merger Agreement, the terms of which provided that CGA shareholders would receive 0.74 B2Gold common shares for each existing CGA ordinary share held. Under the terms of the Merger Agreement, B2Gold also agreed to acquire all of the outstanding CGA stock options (the “CGA Options”) and issue B2Gold shares as consideration for the cancellation of the options based on the in-the-money amount of such CGA Options and the closing price of the CGA shares on September 17, 2012 (the “Option Consideration”).

The merger transaction was structured as an acquisition of ordinary shares of CGA by way of a scheme of arrangement under the Australian Corporations Act 2001 (“Scheme”). All of the necessary approvals for the Scheme, including Australian Court approval, B2Gold and CGA shareholder approvals, and regulatory approvals, including the Australian Foreign Investment Review Board, and Australian Stock Exchange and Toronto Stock Exchange, were obtained and the transaction completed on January 31, 2013. Upon completion of the Scheme, existing B2Gold shareholders and CGA shareholders will own approximately 61% and 39%, respectively, of the B2Gold common shares.

Pursuant to the Scheme, former CGA shareholders were issued an aggregate of 250,039,641 common shares representing approximately 39% of B2Gold’s common shares issued and outstanding after closing of the Merger. An additional 1,933,557 common shares of B2Gold were issued as Option Consideration to former CGA option holders upon cancellation of their CGA Options.

The business combination will be accounted for using the acquisition method, with B2Gold as the acquirer of CGA. For accounting purposes, the Acquisition Date was determined to be January 16, 2013.

The unaudited pro forma consolidated financial information assumes that the cost of acquisition will total approximately $985 million, the fair value of B2Gold shares issued, based on the issuance of million 251,973,198 B2Gold shares at Cdn.$3.85 per share (the opening share price on the TSX on January 16, 2013) and a foreign exchange rate of Cdn.$0.985 to $1.

B2Gold has not yet determined the fair value of all identifiable assets and liabilities acquired the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the consolidated statement of operations. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of CGA’s assets and liabilities has been presented as ‘‘unallocated purchase price’’. B2Gold is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired, including investment in associates, mining interests and intangible assets as well as any goodwill and deferred income taxes arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the carrying amounts of investment in associates, mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of share of loss of associates and depreciation and depletion recorded in the consolidated statement of operations of B2Gold for the periods after the date of acquisition. B2Gold estimates that a $100 million adjustment to the carrying amount of mining interests of CGA would result in a corresponding adjustment to pre-tax depreciation and depletion expense in the pro forma consolidated statement of operations of approximately $3.5 million for the nine months ended September 30, 2012 and approximately $4.6 million for the year ended December 31, 2011.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
September 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

The preliminary purchase price allocation is subject to change and is summarized as follows:

Preliminary purchase price:

251,973,198 common shares of B2Gold issued on acquisition	$984,870

Net assets acquired:

Current assets	$145,032
Available-for-sale investments	3,481
Investment in associates	109,495
Mining interests	224,949
Value-added tax	22,200
Other assets	825
Current liabilities	(83,314)
Debt	(26,485)
Derivative liabilities	(10,835)
Deferred income taxes	(5,407)
Mine restoration provisions	(1,064)
Other liabilities	(184)
Unallocated purchase price	606,177

Total net assets acquired	$984,870

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
September 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro forma adjustments to the consolidated balance sheet:

	a)	To decrease cash and cash equivalents for the recording of B2Gold’s estimated transaction expenses totaling $7.4 million and CGA’s estimated transaction expenses totaling $12 million.

	b)	To record the acquisition of CGA at an assumed fair value equivalent to the purchase price of $985 million as detailed in Note 3 and to eliminate the book value of CGA’s shareholders’ equity accounts.

	c)	To adjust CGA’s inventory to its estimated fair value based on the spot price of gold as at September 30, 2012, less related costs to complete.

	d)	To adjust CGA’s investment in St Augustine Gold & Copper Limited and in Ratel Group Limited to their estimated fair values using the September 30, 2012 close of markets share prices.

e)

To reclassify the carrying value of CGA’s intangible asset, relating to CGA’s contractual rights to exclusively purchase mineral ore from the Masbate Gold Project at a specified price, to mining interests.

f)

No pro forma adjustment has been made to the terms and conditions and related balance sheet classification of CGA’s BNP Paribas project financing loan facility based on the fact that BNP Paribas provided CGA and the Company with certain consents and waivers relating to the change of control of CGA.

	g)	To reclassify restricted cash held with BNP Paribas to be consistent with B2Gold’s accounting policies.

Pro forma adjustments to the consolidated statement of operations for the nine month period ended September 30, 2012:

h)	To reclassify general and administrative costs relating to CGA’s corporate offices in Australia and the Philippines.

Pro forma adjustments to the consolidated statement of operations for the twelve month period ended December 31, 2011:

i)	To reclassify general and administrative costs relating to CGA’s corporate offices in Australia and the Philippines.

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
September 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

5.	PRO FORMA EARNINGS PER SHARE

Pro forma basic and diluted earnings per share for the nine month period ended September 30, 2012 and for the twelve month period ended December 31, 2011 have been calculated based on the actual weighted average number of B2Gold common shares outstanding for the respective periods and the assumed number of B2Gold common shares issued to CGA shareholders and option holders effective on January 1, 2011.

	Nine month	Twelve month
	period ended	period ended
	September 30,	December 31,
	2012	2011

Basic earnings per share:
Basic weighted average number of B2Gold common shares outstanding for the period (in thousands)	383,057	338,541
Assumed number of B2Gold common shares to be issued to CGA shareholders and option holders (in thousands)	251,973	251,973
Pro forma weighted average number of common shares outstanding for the period (in thousands)	635,030	590,514

Pro forma adjusted net earnings	$65,593	$73,355

Pro forma adjusted basic earnings per share	$0.10	$0.12

	Nine month	Twelve month
	period ended	period ended
	September 30,	December 31,
	2012	2011

Diluted earnings per share:
Diluted weighted average number of common shares outstanding for the period (in thousands)	390,387	344,812
Assumed number of B2Gold common shares to be issued to CGA shareholders and option holders (in thousands)	251,973	251,973
Pro forma weighted average number of common shares outstanding for the period – diluted (in thousands)	642,360	596,785

Pro forma adjusted net earnings	$65,593	73,355

Pro forma adjusted diluted earnings per share	$0.10	0.12

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
September 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

6.	ADJUSTED STATEMENTS OF OPERATIONS OF CGA

	a)	Nine month period ended September 30, 2012

CGA’s unaudited pro forma consolidated statement of operations for the nine month period ended September 30, 2012 was constructed by: (i) adding CGA’s audited consolidated statement of operations for the year ended June 30, 2012, (ii) subtracting the unaudited consolidated statement of operations for the six months ended December 31, 2011 and (iii) adding the unaudited consolidated statements of operations for the three months ended September 30, 2012

Certain elements of CGA’s consolidated financial statements have been reclassified to provide a consistent classification format.

				Adjusted
	Three		Six months	nine
	months	Year ended	ended,	months
	ended, Sep.	June 30,	Dec. 31,	ended, Sep.
	30, 2012	2012	2011	30, 2012

Revenue	$58,684	$187,695	$57,328	$189,051

Cost of sales
Production costs	(39,413)	(130,881)	(49,971)	(120,323)
Depreciation & depletion	(5,571)	(16,974)	(5,892)	(16,653)
	(44,984)	(147,855)	(55,863)	(136,976)
Gross profit	13,700	39,840	1,465	52,075

General & administrative	(824)	(3,137)	(1,464)	(2,497)
Share-based payments	-	(460)	(460)	-
SAG Mill expenses	-	(6,213)	(2,863)	(3,350)
Foreign exchange losses	(169)	(640)	(55)	(754)
Other income & expenses	(1,703)	(8,192)	(1,315)	(8,580)
Operating income (loss)	11,004	21,198	(4,692)	36,894

Impairment of investment	-	(6,870)	-	(6,870)
Share of loss of associates	(440)	(3,883)	(2,156)	(2,167)
Interest & financing costs	(1,017)	(3,782)	(1,588)	(3,211)
Derivative losses	91	(864)	(623)	(150)
Income (loss) before taxes	9,638	5,799	(9,059)	24,496

Deferred income tax benefit	-	189	51	138
Net income (loss) for the period	$9,638	$5,988	$(9,008)	$24,634

B2GOLD CORP.
NOTES TO PRO FORMA CONSOLIDATED STATEMENTS
(Unaudited)
September 30, 2012 and December 31, 2011
(All tabular amounts expressed in thousands of United States dollars, except shares and per share amounts)

b)	Twelve months ended December 31, 2011

CGA’s unaudited pro forma consolidated statement of operations for the twelve month period ended December 31, 2011 was constructed by: (i) adding CGA’s audited consolidated statement of operations for the year ended June 30, 2011, (ii) adding CGA’s unaudited consolidated statement of operations for the six months ended December 31, 2011 and (iii) subtracting CGA’s unaudited consolidated statement of operations for the six months ended December 31, 2010.

Certain elements of CGA’s consolidated financial statements have been reclassified to provide a consistent classification format.

				Adjusted
		Six months	Six months	twelve
	Year ended	ended,	ended,	months
	June 30,	Dec. 31,	Dec. 31,	ended Dec.
	2011	2011	2010	31, 2011

Revenue	$238,481	$57,328	$120,584	$175,225

Cost of sales
Production costs	(141,959)	(49,971)	(69,039)	(122,891)
Depreciation & depletion	(16,154)	(5,892)	(8,470)	(13,576)
	(158,113)	(55,863)	(77,509)	(136,467)
Gross profit	80,368	1,465	43,075	38,758

General & administrative	(3,624)	(1,464)	(2,131)	(2,957)
Share-based payments	(921)	(460)	-	(1,381)
SAG Mill expenses	-	(2,863)	-	(2,863)
Foreign exchange losses	(352)	(55)	(162)	(245)
Other	(4,945)	(1,315)	(1,794)	(4,466)
Operating income (loss)	70,526	(4,692)	38,988	26,846

Gain on deconsolidation	2,929	-	2,929	-
Share of loss of associates	(3,192)	(2,156)	(613)	(4,735)
Interest & financing costs	(5,042)	(1,588)	(2,182)	(4,448)
Derivative gains (losses)	493	(623)	175	(305)
Income (loss) before taxes	65,714	(9,059)	39,297	17,358

Deferred income tax (expense) benefit	(354)	51	-	(303)
Net income (loss) for the period from continuing operations	65,360	(9,008)	39,297	17,055

Loss from discontinued operations	(278)	-	(278)	-
Net income (loss) for the period	$65,082	$(9,008)	$39,019	$17,055